UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____
Dated April 25, 2017

Sibanye Gold Limited
Incorporated in the Republic of South Africa Registration
number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold”, “Sibanye” or “the Group”)
Results of the Sibanye General Meeting regarding the acquisition of
Stillwater
Westonaria, 25 April 2017: Sibanye is pleased to report that all resolutions for the approval and implementation of the proposed acquisition of Stillwater Mining
Company (NYSE: SWC) (“Stillwater”) (the “Transaction”), were passed by the requisite majority of votes at the Company's General Meeting held at the Sibanye
Gold Academy, Glenharvie at 09:00 today, Tuesday, 25 April 2017.
Shareholders are referred to the announcement released on the stock exchange news service on 20 March 2017, regarding the posting of the circular ("Circular")
incorporating the notice of general meeting (“General Meeting”) and which contains, inter alia, the details of the Transaction. All capitalised terms contained herein shall bear the meaning ascribed to them in the Circular.
The number of shares voted in person or by proxy was 773,013,184 representing 83%
of the total issued share capital of Sibanye ordinary shares. The resolutions proposed at the General Meeting and the percentage of shares voted for and against each resolution, as well as the shares abstained, are set out below:
Resolution
% of
votes
for the
resoluti
on
(1)
% of
votes
against
the
resoluti
on
(1)
Number of
shares
voted
% of
Shares
Voted
(2)
% of
Shares
  abstai
ned
(2)
Ordinary Resolution 1 –
Approval of the Transaction
as required by and in terms
of the JSE Listings
Requirements.
81.96 18.04 771,103,843 82.91 0.21
Special Resolution 1 –
Approval of the increase of
Authorised Shares of the
Company.
82.05 17.95 771,227,988 82.92 0.19
Special Resolution 2 –
Approval of the amendment of
the existing Memorandum of
Incorporation (MOI) of the
Company.
81.87 18.13 770,952,336 82.89 0.22

Special Resolution 3 –
Approval for the allotment
and issue of Sibanye Shares,
including in particular but
not limited to the Proposed
Rights Offer Shares, as
required by and in terms of
section
41(3) of the Companies Act.
81.73 18.27 771,094,702 82.91 0.21
Ordinary Resolution 2 –
Placing control of the
authorised but unissued
Shares under the control of
the Directors for the
purpose of implementing the
Proposed Rights Offer.
81.84 18.16 771,035,015 82.90 0.21
Ordinary Resolution 3 –
Waiver of mandatory offer
provisions of the Companies
Act.
81.84 18.16
770,886,557
82.89 0.23
Ordinary Resolution 4 –
Approval for authority to
increase amount of
authorised but unissued
Shares to be issued by the
Board.
92.06 7.84 771,120,473 82.91 0.20
Notes:
(1)
The shares voted disclosed as a percentage in relation to the total number of shares voted at the meeting.
(2)
The shares voted or abstained disclosed as a percentage in relation to the total issued share capital.
Neal Froneman, CEO of Sibanye, commenting on the shareholder vote said: “We thank our shareholders for their support for this transaction which represents a unique and transformative opportunity to acquire world class, low-cost international PGM assets. Stillwater offers near-term organic production growth through the Blitz project, further enhancing Sibanye’s asset portfolio and will create in Sibanye, a globally competitive South African mining champion with a unique commodity mix”.
The implementation of the Transaction is still subject to certain customary closing conditions as well as the fulfilment of the final major condition precedent, i.e.
the approval of the Transaction by the holders of a majority of Stillwater’s outstanding shares. The Stillwater shareholders meeting to vote on the Transaction is scheduled to take place today, at 14:00 (Mountain Daylight Time (MDT)) (22:00
South African Time (SAT)). Sibanye shareholders will be notified once vote of the
Stillwater shareholders has occurred.

Sibanye Investor Relations Contact:
James Wellsted
SVP Investor Relations
Sibanye Gold Limited +27
(0) 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
J.P. Morgan Equities South Africa Proprietary Limited

Forward-looking Statements
This announcement includes “forward-looking statements” within the meaning of the
“safe harbour” provisions of the United States Private Securities Litigation Reform
Act of 1995.
These forward-looking statements, including, among others, those relating to expected timings of the Transaction (including completion), wherever they may occur in this announcement, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Sibanye Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause the actual results to differ materially from estimates or projections contained in the forward-looking statements including, without limitation: Sibanye’s or
Stillwater’s ability to complete the Transaction; the inability to complete the proposed Transaction due to failure to obtain approval of the shareholders of
Stillwater or to complete other closing conditions. Further details of potential risks and uncertainties affecting Sibanye are described in Sibanye’s filings with the JSE and the SEC, including in Sibanye’s Annual Report on Form 20-F, for the fiscal year ended 31 December 2016 and the Integrated Annual Report 2016. These
forward-looking statements speak only as of the date of this announcement. Neither
Sibanye nor Stillwater undertake any obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, except as required by law.
Additional Information and Where to Find It
This announcement does not constitute the solicitation of any vote, proxy or approval. In connection with the Transaction, Sibanye has posted the Circular to its shareholders and Stillwater has filed with the Securities and Exchange
Commission (the “SEC”) relevant materials, including a proxy statement. The
Circular and other relevant documents have been sent or otherwise disseminated to
Sibanye’s shareholders and contain important information about the Transaction and related matters. SHAREHOLDERS OF SIBANYE ARE ADVISED TO READ THE CIRCULAR AND

OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE
TRANSACTION. The proxy statement and other relevant documents have been sent or otherwise disseminated to Stillwater’s shareholders and contain important information about the Transaction and related matters. SHAREHOLDERS OF STILLWATER
ARE ADVISED TO READ THE PROXY STATEMENT THAT HAS BEEN FILED AND OTHER RELEVANT
DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE
TRANSACTION. Sibanye shareholders may obtain free copies of the Circular by going to Sibanye’s website at www.sibanyegold.co.za. The proxy statement and other relevant documents may also be obtained, free of charge, on the SEC's website
(http://www.sec.gov). Stillwater shareholders may obtain free copies of the proxy statement from Stillwater by going to Stillwater’s website at
http://stillwatermining.com/.
Participants in the Solicitation
Sibanye, Stillwater and their respective directors and officers may be deemed participants in the solicitation of proxies of Sibanye’s and Stillwater’s respective shareholders in connection with the Transaction. Sibanye’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Sibanye in Sibanye’s Annual Report on Form
20-F, for the fiscal year ended 31 December 2016, which was filed with the SEC on
7 April 2017. Stillwater’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of
Stillwater in Stillwater’s Annual Report on Form 10-K for the fiscal year ended
31 December 2016, which was filed with the SEC on 16 February 2017. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Transaction is included in the proxy statement that
Stillwater has filed with the SEC.
No Offer or Solicitation
This announcement is for informational purposes only and does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or any other jurisdiction. Any securities referred to herein have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered, exercised or sold in the United States absent registration or an applicable exemption from registration requirements.
About Sibanye Gold Limited
Sibanye is an independent mining group domiciled in South Africa. It currently owns and operates gold, uranium and platinum group metals (“PGMs”) operations and projects throughout the Witwatersrand Basin and the western limb of the Bushveld
Complex in South Africa. In addition, Sibanye is a 50 percent joint venture partner in Mimosa, a PGM operation in Zimbabwe. Sibanye is the largest individual
South African producer of gold, one of the ten largest gold producers globally and the world’s fifth largest producer of PGMs. Sibanye’s corporate office is located close to Westonaria, in the province of Gauteng, near its West Wits operations.
Sibanye’s shares are traded on the JSE under the symbol “SGL” and its American
Depositary Receipts are traded on the NYSE under the symbol “SBGL”.

About Stillwater Mining Company
Stillwater Mining Company is the only U.S. miner of PGMs and the largest primary producer of PGMs outside of South Africa and the Russian Federation. PGMs are rare precious metals used in a wide variety of applications, including automobile catalysts, fuel cells, hydrogen purification, electronics, jewelry, dentistry, medicine and coinage. Stillwater is engaged in the development, extraction and processing of PGMs from a geological formation in south-central Montana recognized as the J-M Reef. The J-M Reef is the only known significant source of PGMs in the
U.S. and the highest-grade PGM resource known in the world. Stillwater also recycles PGMs from spent catalytic converters and other industrial sources.
Stillwater owns the Marathon PGM-copper deposit in Ontario, Canada, and the Altar porphyry copper-gold deposit located in the San Juan province of Argentina.
Stillwater’s shares are traded on the New York Stock Exchange under the symbol
"SWC".

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
By:
/s/ Charl Keyter
Name:     Charl Keyter
Title:        Chief Financial Officer
Dated: April 25, 2017